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                             December 2, 2021

       Jonathan Klamkin
       Chief Executive Officer
       Aeluma, Inc.
       27 Castilian Drive
       Goleta, California 93117

                                                        Re: Aeluma, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 19,
2021
                                                            File No. 333-259179

       Dear Mr. Klamkin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

       Amendment No. 2 to Form S-1 filed November 19, 2021

       Cover page

   1. We note your revisions in response to comment 1. Please revise throughout the registration statement,
including the cover page, the offering section, determination of offering price section
and plan of distribution, to remove all indications that selling shareholders have the
ability to sell their shares at market prices at any point during the offering, including
if and when your common stock is quoted on the OTCQB or
                                                        another public trading
market. Your revised disclosure should state clearly the fixed price that will continue for
the duration of the offering.
 Jonathan Klamkin
Aeluma, Inc.
December 2, 2021
Page 2
Financial Statements, page F-1

2. Please revise your interim financial statements for the period ended September 30, 2021 to provide subsequent event disclosures as required by ASC 855-10-50.
Exhibits

3. We note your response to comment 5. Please revise the first paragraph of the legal opinion to (i) fill in the bracketed date, (ii) revise the number of Shares to 10,650,002 and
      (iii) revise the number of Warrant Shares to 360,000.
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Klamkin
                                                          Division of
Corporation Finance
Comapany NameAeluma, Inc.
                                                          Office of
Manufacturing
December 2, 2021 Page 2
cc:       Louis Taubman
FirstName LastName